

August 22, 2014

Via E-mail
John F. Wittkowske
Senior Vice President, CFO and Secretary
Weyco Group, Inc.
333 W. Estabrook Boulevard,
P.O. Box 1188
Milwaukee, WI 53201

     Re: Weyco Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2013
              Filed March 12, 2014
              File No. 000-09068

Dear Mr. Wittkowske:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                     Sincerely,

                                     /s/ Pamela Howell
                                     for

                                     John Reynolds
                                     Assistant Director

cc: Joe Masterson
        Quarles & Brady LLP